UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                             (AMENDMENT NO. 3)



                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           GREY GLOBAL GROUP INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
      LIMITED DURATION CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 39787M 108
                                 39787M 207
-------------------------------------------------------------------------------
                               (CUSIP Number)

                           PAUL W. G. RICHARDSON
                           GROUP FINANCE DIRECTOR
                               WPP GROUP PLC
                               27 FARM STREET
                               LONDON WIJ 5RJ
                                  ENGLAND
                           (011 44) 20 7408 2204

                                  COPY TO:

                            PHILIP RICHTER, ESQ.
                FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000
-------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             February 28, 2005
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box.[ ]

CUSIP NO. 39787M 108 (COMMON STOCK)
------- -----------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                WPP Group plc;
                Abbey Merger Corporation
------- -----------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)  _
                                                      (b)  X
------- -----------------------------------------------------------------------

3       SEC USE ONLY
------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS
                                OO
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                 [ ]
------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                  England; Delaware
------------------- ------ ----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER
                           ----------------------------------------------------


                           -0-
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           161,721 shares

                           20,000 shares (issuable upon exercise of exercisable stock options)

                    ------ ----------------------------------------------------
       EACH
    REPORTING       9      SOLE DISPOSITIVE POWER

                           -0-
                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           -0-
---------- -------- -----------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                    161,721 shares
                    20,000 shares (issuable upon exercise of exercisable stock options)

---------- -------- -----------------------------------------------------------
12
                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                    [ ]
---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    13.6% (15.0%, including the 20,000 shares issuable upon exercise of options)

---------- -------- -----------------------------------------------------------
14
                    TYPE OF REPORTING PERSON
                         OO (public limited company); CO
---------- -------- -----------------------------------------------------------

CUSIP NO. 39787M 207 (CLASS B STOCK)
------- -----------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                WPP Group plc;
                Abbey Merger Corporation

------- -----------------------------------------------------------------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) __
                                                      (b) X
------- -----------------------------------------------------------------------

3       SEC USE ONLY
------- -----------------------------------------------------------------------

4       SOURCE OF FUNDS
                                 OO
------- -----------------------------------------------------------------------

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                          [ ]
------- -----------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                  England; Delaware
------------------- ------ ----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER


                           -0-
                    ------ ----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY

                           135,617 shares
                    ------ ----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING

                           -0-
                    ------ ----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH

                           -0-
---------- -------- -----------------------------------------------------------

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                    135,617 shares
---------- -------- -----------------------------------------------------------

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                    [ ]
---------- -------- -----------------------------------------------------------

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



                    62.7%
---------- -------- -----------------------------------------------------------

14                  TYPE OF REPORTING PERSON
                       OO (public limited company); CO
---------- -------- -----------------------------------------------------------

          This Amendment No. 3 hereby amends and supplements the statement on Schedule 13D (the "Original 13D"), dated as of September 21, 2004, filed by WPP Group plc, an English public limited company ("WPP"), and Abbey Merger Corporation, a wholly owned subsidiary of WPP ("Merger Sub"), as amended. This filing relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), and to shares of Limited Duration Class B Common Stock, par value $0.01 per share ("Class B Stock") (the Common Stock and Class B Stock being hereinafter collectively referred to as "Grey Common Stock"), of Grey Global Group Inc., a Delaware corporation (the "Company" or "Grey"). Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original 13D.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships
          --------------------------------------------------------
          with Respect to Securities of the Issuer
          ----------------------------------------

          Item 6 is amended to add the following information:

          On February 28, 2005, Grey, Merger Sub and the trustee under the Indenture, dated as of October 28, 2003 (the "Indenture"), between Grey and the American Stock Transfer & Trust Company, as trustee, entered into a first supplemental indenture (the "First Supplemental Indenture") and a second supplemental indenture (the "Second Supplemental Indenture") to the Indenture governing Grey's 5% Contingent Convertible Debentures due 2033 (the "Debentures"). Debentures in the aggregate principal amount of $150,000,000 are currently outstanding.

          Pursuant to the First Supplemental Indenture, Merger Sub has expressly assumed all of Grey's obligations under the Indenture from and after the completion of the pending WPP/Grey merger transaction (the "Merger"). The First Supplemental Indenture further provides, among other things, that, from and after the completion of the Merger, WPP will be a co-obligor, jointly and severally with Merger Sub, with respect to the payment of principal and interest on the Debentures and substantially all of Merger Sub's other obligations under the Indenture.

          Pursuant to the Second Supplemental Indenture, from and after completion of the Merger:

o Each $1,000 principal amount of Debentures will be convertible at any time into a combination of WPP ADSs and cash reflecting the mix of share consideration and cash consideration that will be received by Grey stockholders in the Merger for Grey Common Stock and Class B Stock for which a share election is made, after giving effect to proration.

o Each Debenture holder will have the right to require Merger Sub and WPP (as co-obligor) to repurchase as of each of October 28, 2008, 2010 and 2013 all or a portion of the holder's then outstanding Debentures at par ($1,000 per debenture) plus the amount of accrued and unpaid interest.

o The dividend payment threshold that would apply in determining any adjustment to the conversion rate of the Debentures would be equal to the amount of total dividends paid per ordinary share of WPP in respect of the year ended December 31, 2004. The threshold would increase by 12.5% annually thereafter.

               o On February 25, 2005, WPP announced that its Board of Directors has recommended a final dividend of 5.28p per ordinary share in respect of the year ended December 31, 2004. WPP previously paid a 2.50p per ordinary share interim dividend in respect of the year ended December 31, 2004. As a result, WPP's total dividend per ordinary share in respect of the for the year ended December 31, 2004 will be 7.78p.

o Financial reports that WPP files with the SEC will be required to be provided to the trustee instead of the financial reports of Grey currently required to be provided.

          In addition, on February 28, 2005, Grey, WPP and Merger Sub entered into the Second Amendment (the "Second Amendment") to the Merger Agreement in order to reflect the treatment of the Debentures provided for by the Second Supplemental Indenture.

          The summary of the First Supplemental Indenture, the Second Supplemental Indenture, and the Second Amendment contained in this Item 6 is qualified in its entirety by reference to the First Supplemental Indenture, the Second Supplemental Indenture, and the Second Amendment, copies of which are exhibits hereto and are incorporated herein by reference.

ITEM 7.   Material to Be Filed as Exhibits
          --------------------------------
Exhibit 8 -              Second Amendment, dated as of February 28, 2005,
                         to the Agreement and Plan of Merger dated as of September 11, 2004, as amended, among WPP Group plc, Abbey Merger Corporation and Grey Global
                         Group Inc. (incorporated by reference to Exhibit
                         2.1 to the Report on Form 8-K filed by Grey with the SEC on February 28, 2005 (SEC file number:
                         000-07898)).

Exhibit 9 -              First Supplemental Indenture, dated as of February
                         28, 2005, to the Indenture, dated as of October
                         28, 2003, between Grey Global Group Inc. and the
                         American Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K filed by Grey with the SEC on February 28, 2005 (SEC file number:
                         000-07898)).

Exhibit 10 -             Second Supplemental Indenture, dated as of
                         February 28, 2005, to the Indenture, dated as of October 28, 2003, between Grey Global Group Inc.
                         and the American Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit
                         4.2 to the Report on Form 8-K filed by Grey with the SEC on February 28, 2005 (SEC file number:
                         000-07898)).

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        WPP GROUP PLC


                                        By:    /s/ Paul W. G. Richardson
                                           ------------------------------------
                                           Name:   Paul W. G. Richardson
                                           Title:  Group Finance Director


                                        ABBEY MERGER CORPORATION


                                        By:    /s/ Paul W. G. Richardson
                                           ------------------------------------
                                           Name:   Paul W. G. Richardson
                                           Title:  Secretary


Dated:  March 3, 2005

                               EXHIBIT INDEX

Exhibit 8 -              Second Amendment, dated as of February 28, 2005,
                         to the Agreement and Plan of Merger dated as of September 11, 2004, as amended, among WPP Group plc, Abbey Merger Corporation and Grey Global
                         Group Inc. (incorporated by reference to Exhibit
                         2.1 to the Report on Form 8-K filed by Grey with the SEC on February 28, 2005 (SEC file number:
                         000-07898)).

Exhibit 9 -              First Supplemental Indenture, dated as of February
                         28, 2005, to the Indenture, dated as of October
                         28, 2003, between Grey Global Group Inc. and the
                         American Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 4.1 to the Report on Form 8-K filed by Grey with the SEC on February 28, 2005 (SEC file number:
                         000-07898)).

Exhibit 10 -             Second Supplemental Indenture, dated as of
                         February 28, 2005, to the Indenture, dated as of October 28, 2003, between Grey Global Group Inc.
                         and the American Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit
                         4.2 to the Report on Form 8-K filed by Grey with the SEC on February 28, 2005 (SEC file number:
                         000-07898)).